UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25
                           SEC FILE NUMBER: 000 31048
                            CUSIP NUMBER: 14949Y100

                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [x]Form 10-QSB
[ ]Form NSAR

                        For Period Ended: June 30, 2003

     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR

     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
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Full Name of Registrant: Cavalcade of Sports Media, Inc.
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Address of Principal Executive Office: 12268 Via Latina, Del Mar, California
92914

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed ON OR BEFORE THE FIFTH DAY OF THE DUE DATE. [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The issuer was unable to timely transmit its quarterly report due to the power blackout of August 14,2003. The 10QSB is being filed today, August 15, 2003, immediately after the acceptance of this notice of extension.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrea Cataneo, Esq.        (973) 442-9944
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(Name)                      (Phone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cavalcade of Sports, Inc.
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(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003

By: /s/ Ed Litwak
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Ed Litwak, President, Acting Chief Financial Officer and Director